SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 33-79826

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

NEWFIELD EXPLORATION COMPANY
363 NORTH SAM HOUSTON PARKWAY EAST
SUITE 2020
HOUSTON, TEXAS 77060
(281) 847-6000
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Item 4.	Financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.
Newfield Exploration Company 401(k) Plan
Financial Statements and Supplemental Schedule
Signature
Consent of McConnell & Jones LLP
INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	8

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.
Consent of Independent Registered Public Accounting Firm - McConnell & Jones LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To	The Participants and Plan Administrator of the Newfield Exploration Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Newfield Exploration Company 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 15, 2008

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value (Note 3)	$57,111,098	$46,203,460
Cash	—	84,528

Total assets	57,111,098	46,287,988

Net assets available for benefits, at fair value	57,111,098	46,287,988

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	—	82,020

Net assets available for benefits	$57,111,098	$46,370,008

See accompanying notes to financial statements.

2.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$4,160,128
Interest and dividends	43,088

4,203,216

Contributions
Company	4,149,405
Participant	5,634,763
Rollovers	1,236,596

11,020,764

Total additions	15,223,980

Deductions from net assets attributed to:
Benefit payments	4,479,790
Administrative charges	3,100

Total deductions	4,482,890

Increase in net assets available for benefits	10,741,090

Net assets available for benefits

Beginning of year	46,370,008

End of year	$57,111,098

See accompanying notes to financial statements.

3.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan adopted effective as of January 1, 1989. Generally, all employees of Newfield Exploration Company (the “Company”) and certain of its affiliates, other than certain employees covered by collective bargaining agreements, leased employees and nonresident aliens, are eligible to participate in the Plan. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Participants may contribute up to 30% of their eligible compensation (as defined in the Plan agreement) on a per pay period basis. The Company will make a matching contribution, also on a per pay period basis, in an amount equal to $1.00 for each $1.00 contributed by a participant as described in the preceding sentence, up to a maximum of 8% of the participant’s compensation for the applicable pay period contribution. The Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations. The Company does not match catch-up contributions. The foregoing participant and Company matching contributions are subject to certain limitations.
Participants may also contribute certain amounts representing distributions from other qualified plans and individual retirement accounts. Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including the Company’s common stock.
Participant Accounts: Each participant has an account that is credited (or debited) with the participant’s contributions, allocations of the Company’s matching contributions and Plan earnings (or losses) and is, at times, charged with an allocation of Plan administrative expenses based on the participant’s earnings or account balances (as defined in the Plan agreement). Earnings (or losses) are allocated to participant accounts based on the earnings (or losses) of investment funds chosen by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Effective July 26, 2007 all current and new participants are 100% vested in Company matching contributions. Prior to July 26, 2007 participants vested 20% for each year of service and were fully vested after five years of service. An active participant is entitled to 100% of his or her account balances upon death, disability or reaching age 65.
Benefit Payments: Upon termination of service, a participant is entitled to receive the vested portion of his or her accounts. A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments. A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement.
Participant Loans: A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances. The loan will bear interest at a rate commensurate with market rates for similar loans.
Expenses: The Company pays certain administrative expenses.
Forfeitures: Prior to July 1, 2007, forfeitures were used first to reinstate participant accounts, as applicable, then to pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement, if any, and finally to offset the Company’s matching contributions.

4.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2007 and 2006
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the individual participant account balances.
Payment of Benefits: Benefits are recorded when paid.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in mutual funds and in the Company’s common stock. Shares or units of common collective funds are valued at the net asset value of shares or units held by the Plan. Money market funds and participant loans are reported at cost, which approximates fair value.
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
NOTE 3 — INVESTMENTS
Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2007	2006
Investments at fair value based on quoted market prices:
Newfield Exploration Company Common Stock (99,455 and 115,692 shares in 2007 and 2006, respectively)	$5,241,279	$5,316,047
American Beacon Lg Cap Value Instl Fund	5,179,823	4,557,321
Harbor Capital Appreciation Fund	3,485,937	3,035,218
Ranier Small / Mid-Cap Equity Instl Fund	4,350,292	3,111,624
Schwab Inst Select S&P 500 Fund	5,965,773	5,360,747
T. Rowe Price Personal Strategy Balance Fund	3,877,430	2,656,094
T. Rowe Price Personal Strategy Growth Fund	3,498,377	2,194,235
Vanguard Total Intl Stock Index Fund	5,937,824	4,398,663
Investments at contract value:
Schwab Stable Value Fund	7,074,858	6,381,787

5.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2007 and 2006
NOTE 3 — INVESTMENTS — (Continued)
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$2,994,670
Common/collective fund	294,577
Company common stock	802,219
Common stock	68,662

$4,160,128

NOTE 4 — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT
The Plan has interests in a Stable Value Fund that has investments in traditional guaranteed investment contracts “(GICs)” and synthetic guaranteed investment contracts “(Synthetic GICs)” as well as short and intermediate-term fixed income investments. As described in Note 2 above, because the GICs and Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of an event that would limit the Plan’s ability to transact at contract value with participants is probable.
The average yield earned by the Stable Value Fund for the year ended December 31, 2007 was 4.45% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2007 was 4.27%.
As of December 31, 2007, the contract value of the Stable Value Fund of $7,074,858 approximates fair value and therefore no adjustment has been recorded in the Statement of Net Assets.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others. The Plan has entered into exempt transactions with parties-in-interest as of December 31, 2007 and 2006 and for the year ended December 31, 2007. Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) were trustee and recordkeeper, respectively, of the Plan from January 1, 2007 through December 31, 2007. Plan investments in funds offered by Schwab qualify as party-in-interest investments. Total assets invested in these funds were $13,040,632 at December 31, 2007 and $11,744,148 at December 31, 2006. During 2007, the Plan paid a total of $3,100 in administrative fees to Schwab that qualify as a party-in-interest transaction.
Other party-in-interest investments held by the Plan include Company common stock totaling $5,241,278 (99,455 shares) and $5,316,047 (115,692 shares) at December 31, 2007 and 2006, respectively, and participant loans totaling $658,830 and $510,790 at December 31, 2007 and 2006, respectively.

6.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2007 and 2006
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.
NOTE 7 — TAX STATUS
The Internal Revenue Service has determined by a letter dated January 21, 2005 that the Plan, which is a prototype plan, is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Thus, no provision for federal income taxes is included in the Plan’s financial statements.
NOTE 8 — FORFEITURES
Forfeitures result from Company matching contributions that remain in the Plan following the termination of employment of participants who had less than 100% vested interests in the Company matching contribution portions of their accounts. At December 31, 2007 and 2006, forfeitures of $12,128 and $566, respectively, were available. In 2007, the Company’s matching contributions were offset by $160,496 from forfeited non-vested accounts.
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2007	2006
Net assets available for benefits per the financial statements	$57,111,098	$46,370,008
Adjustment from contract value to fair value for fully benefit- responsive contracts	—	(82,020)

Net assets available for benefits per Form 5500	$57,111,098	$46,287,988

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2007:

Increase in net assets available for benefits per the financial statements	$10,741,090
Adjustment to reverse fair value adjustment for 2006 related to benefit-responsive contracts	82,020

Increase in net assets available for benefits per Form 5500	$10,823,110

NOTE 10 — SUBSEQUENT EVENTS
Effective January 01, 2008, the Plan has been amended to allow for Roth Elective Deferrals. A participant’s Roth Elective Deferrals will be separately accounted for, as will gains and losses attributable to those Roth Elective Deferrals, in a Roth Elective Deferral account. However, forfeitures may not be allocated to such account. The Plan must also maintain a record of a participant’s investment in the contract (i.e., designated Roth contributions that have not been distributed). Roth Elective Deferrals are not considered Employee Contributions for Plan purposes.

7.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047

Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
	Mutual Funds

	American Beacon	American Beacon Lg Cap Val Instl	#	$5,179,823

	First American Investment Funds	First American Mid Cap Value Class A	#	2,038,167

	Harbor	Harbor Bond Fund	#	2,542,545

	Harbor	Harbor Capital Appreciation	#	3,485,937

	MainStay	MainStay Small Cap Opportunity I	#	999,811

*	Charles Schwab	Schwab Instl Select S&P 500	#	5,965,773

	Rainier	Rainier Small / Mid Cap Equity Instl	#	4,350,292

	Nicholas-Applegate	Nicholas-Applegate US Mini Cap Growth	#	268,698

	T Rowe Price	T Rowe Price Personal Strategy Bal	#	3,877,430

	T Rowe Price	T Rowe Price Personal Strategy Grw	#	3,498,377

	T Rowe Price	T Rowe Price Personal Strategy Inc	#	1,861,509

	UMB Scout	UMB Scout Worldwide Fund	#	698,618

	Vanguard	Vanguard Total Intl Stock Index	#	5,937,824

	Vanguard	Vanguard Small Cap Growth Fund	#	1,909,383

				42,614,187

	Common Stock

*	Newfield Exploration Company	Common Stock (99,455 shares)	#	5,241,279

8.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) — (Continued)
December 31, 2007

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047

Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
	Common / Collective Fund

*	Charles Schwab	Schwab Stable Value Fund	#	7,074,858

	Money Market Fund

*	Stock Liquidity 5	Schwab Money Market Fund	#	8,871

	Self-Directed Account

*	Charles Schwab	Personal Choice Account- Self-Directed Brokerage Accounts	#	1,513,073

	Participant Loans

*	Participant Loans	$658,830 principal amount	#	658,830

		Interest rates ranging from 5% to 9.25% maturing through 2017		$57,111,098

*	- Denotes party in interest

#	- Investments are participant-directed, therefore, cost information is not required.

9.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

Date: June 25, 2008	By: /s/ MONA LEIGH BERNHARDT
Mona Leigh Bernhardt
Plan Administrator

10.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP